ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 25, 2019	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust” or the “Registrant”)

(Registration Nos. 333-30810 and 811-09819) Post Effective Amendment

Number 255 to the Trust’s Registration Statement (the “Registration Statement”)

on Form N-1A Filed on April 18, 2019, Pursuant to Rule 485(a) under the

Securities Act of 1933, as amended (the “1933 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street ESG Liquid Reserves Fund (the “Fund”), a series of the Trust, that Mr. Keith Gregory of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on May 29, 2019. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement. The Fund currently intends to make a filing under Rule 485(b) of the 1933 Act on or about July 1, 2019 containing its Prospectus and SAI that will be become automatically effective on or about July 2, 2019.

General Comments

1.

Please respond to all comments in writing and file the correspondence via EDGAR with the SEC at least five business days prior to the effective date of the Registration Statement, in order to give the Staff enough time to review the Fund’s responses. Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere.

2.	Please file a legal opinion and consent of counsel relating to the issuance of shares of the Fund under Item 28(i) of Form N-1A, as the Fund is a new series of the Trust.

Response: The Fund confirms that a legal opinion and consent of counsel relating to the issuance of shares will be included in the Fund´s registration statement filed under Rule 485(b).

3.

Please apply all applicable comments provided by the Staff relating to the Fund to the registration statement for the State Street ESG Liquid Reserves Portfolio, a series of State Street Master Funds, filed on May 17th 2019 (the “Master Portfolio”).

Response: The Fund has been informed by the Master Portfolio that the Master Portfolio will treat all comments provided by the Staff with respect to the registration statement for the Fund as though they were also provided with respect to the Master Portfolio’s registration statement, as applicable.

4.	Please add the ticker symbols to the cover page of the registration statement.

Response: The Fund will include the ticker symbols on cover page of the registration statement filed under Rule 485(b).

5.

Please review the disclosure on the cover page of the Prospectus regarding receipt and delivery of certain shareholder reports, and revise the disclosure to more closely track the requirements of Rule 30e-3 under the Investment Company Act of 1940 (the “1940 Act”) and Item 27(d)(7) of Form N-1A.

Response: In response to this comment, the Fund will revise the disclosure on the cover page of the Prospectus regarding receipt and delivery of certain shareholder reports as follows:

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission, paper copies of a Fund’s annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports from the Fund (or from your financial intermediary, such as a broker-dealer or bank). Instead, the reports will be made available on the Fund’s website (www.ssga.com/cash), and you will be notified by mail each time a report is posted, and provided with a website link to access the report. If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically by calling (866) 392-0869.

~~Beginning on January 1, 2019, you~~You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you can inform the Fund that you wish to continue receiving paper copies of your shareholder reports by calling (866) 392-0869. Your election to receive reports in paper will apply to all funds held in your account, if you invest through your financial intermediary or all funds held with the fund complex if you invest directly with the Fund.

6.

Please have the Master Portfolio, its directors and principal officers sign the Fund’s Registration Statement. Please also disclose on the facing page of the Registration Statement that the Master Portfolio has executed the Fund’s Registration Statement. (See Division of Investment Management’s “Dear Registrant” letter dated February 26, 1993).

Response: The Fund has been informed by the Master Portfolio that the Master Portfolio intends to sign the Registration Statement. The requested change to the facing page of the Registration Statement will be made.

Prospectus Comments

7.

For purposes of compliance with Section 35(d) and Rule 35d-1 under the 1940 Act, please include an 80% policy providing that the Fund will invest at least 80% of its net assets (including borrowing for investment purposes) in securities that have strong environment, social, and governance values (for example, by reference to an index, third party ratings, screens and the factors used by screens, or other similar methods). Please make conforming changes as applicable throughout the Registration Statement.

Response: The Fund respectfully declines to make any changes in response to this comment. The Fund believes that the term “ESG” as used in the Fund’s name suggests an investment strategy rather than a type of security and therefore the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “ESG.” The Fund believes that this view is consistent with the adopting release for Rule 35d-1 and the “Staff’s Frequently Asked Questions about Rule 35d-1.” For example, in the “Staff’s Frequently Asked Questions about Rule 35d-1,” the Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment [emphasis added]. …Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” The same is true for the Fund as it relates to the term “ESG.” The Fund believes that the term “ESG,” as used in the Fund’s name, suggests an investment objective or strategy, not a type of investment, and therefore, Rule 35d-1 would not apply to the use of “ESG” in the Fund’s name.

8.

Please specify the types of portfolio investments that will be evaluated using the R-Factor score analysis (for example, please add disclosure specifying whether the analysis will be applied to commercial paper, municipal securities, asset-backed or mortgage-backed securities, etc.), and include the related R-factor scoring used for each investment type.

Response: The Fund intends to clarify its disclosure in response to this comment.

9.

We note that the third paragraph under “Principal Investment Strategies” indicates that the Adviser will use information provided by third party data providers – the Sustainability Accounting Standards Board and ISS Governance. Please add disclosure specifying the identity of any other third party data providers (if any) and the types of data that each will provide for use in determining the R-Factor scores.

Response: The Fund intends to add disclosure to its Principal Investment Strategies section stating that the third party data providers are, as of the date of the Prospectus, Sustainalytics, ISS-ESG (formerly, Oekom Research), Vigeo EIRIS, and ISS Governance.

10.

Please revise the disclosure under the heading “Additional Information About Investment Objectives, Principal Strategies and Risks – Principal Investment Strategies” to clarify the Adviser’s ESG security selection process regarding U.S. government securities, securities of governments other than the U.S. government and securities issued by certain financial counterparties. Please add disclosure specifying the factors used by the third party providers to screen issuers and the Adviser’s threshold rating screens.

Response: As described in the Principal Investment Strategies section of the Prospectus, the Adviser’s security selection process for the security types in question would generally be based on the non-ESG factors and criteria described in the Principal Investment Strategies section of the Prospectus. The Adviser anticipates considering ESG ratings for these instruments only for purposes of screening out certain issuers based on factors that are similar to those used in the assignment of an R-FactorTM score, which are described in the Prospectus. The Adviser’s threshold screen will depend on, among other things, the third-party providers used in evaluating an instrument or issuer, which may change over time.

11.

Please add disclosure explaining what is meant by the phrase “securities issued by certain financial counterparties” as used in the Fund’s Principal Investment Strategies disclosure and identify the financial counterparties.

Response: The Fund intends to clarify its disclosure in response to this comment.

12.

The final sentence of the fourth paragraph under “Principal Investment Strategies” states, “…the Adviser typically will not sell a security based solely on a change in the Adviser’s ESG evaluation of an issuer.” Please disclose the principal reasons that the Adviser might sell a security other than changes in the Adviser’s ESG evaluation of the issuer.

Response: In response to this comment, the Fund intends to add the following sentence following the quoted language:

“When determining whether to sell a security, the Adviser considers, among other things, current and anticipated changes in interest rates, current valuation relative to alternatives in the market, general market conditions and any other factors deemed relevant by the Adviser.”

13.

We note that the first sentence of the fifth paragraph under the heading “Principal Investment Strategies” states, “The Adviser will select securities for investment by the Fund based on its consideration of fundamental and technical factors relating to the investment, as well as in some cases seeking to increase ESG scoring in the investment portfolio.”

a.	Please add disclosure briefly describing the “fundamental and technical” factors that the Adviser will use to evaluate a potential investment (and include greater detail in the Item 9 disclosure).

Response: The Fund respectfully declines to make any changes in response to this comment. The phrase “fundamental and technical” factors in the strategy is intended to reference the first two paragraphs of the “Principal Investment Strategies” section, which discuss those factors.

b.	Please clarify what is meant by the phrase “…as well as in some cases seeking to increase ESG scoring in the investment portfolio.”

Response: The quoted language is intended to serve as an introductory sentence to the paragraph that goes on to explain that the Adviser may select portfolio securities based on a number of factors, and is not required to select the investment with the highest ESG score.

c.	Please clarify whether the financial/credit analysis of a potential Fund investment is conducted prior to or after ESG screening.

Response: The Fund confirms that the financial and credit analysis of a potential fund investment is generally conducted prior to ESG screening, since the Fund, as a money market fund, is required to invest in accordance with the quality, maturity, diversification, and liquidity requirements applicable to money market funds under Rule 2a-7.

14.

Please explain supplementally why the name of the Fund would not be misleading if the Adviser selects investments based on “fundamental and technical factors,” and ESG factors or scores alone are not the basis for the selection of the Fund’s investments with respect to at least 80% of the Fund’s net assets, plus borrowings for investment purposes.

Response: Please refer to the Fund’s response to Comment 7 above. The Fund believes that the term “ESG” as used in the Fund’s name suggests an investment strategy rather than a type of security and therefore the Fund is not required to adopt a Rule 35d-1 80% policy with respect to the term “ESG.”

Further, the Fund believes that the use of the term “ESG” in the Fund’s name is not materially deceptive or misleading under Section 35(d). When the SEC adopted Rule 35d-1 under the 1940 Act, the SEC provided that the general test of whether a particular fund name is misleading under Section 35(d) is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” See SEC Release No. IC-24828 (January 17, 2001). The Fund believes that the term “ESG” in the Fund’s name would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with its name because the Fund intends to pursue an ESG-related investment strategy (such as one that takes into account the performance of a company’s business operations and governance as it relates to financially material ESG issues facing the company’s industry). The use of the phrase “liquid reserves” in the Fund’s name may be viewed as entailing specific investment restrictions under Section 35(d) and Rule 2a-7. Though the Adviser applies criteria other than ESG scores in selecting Fund investments (such as the regulatory requirements under Rule 2a-7), the Adviser’s ESG analysis is an integral component of the portfolio construction process for the Fund.

15.

We note that the disclosure under “Principal Investment Strategies” references an “R-Factor threshold score set by the Adviser from time to time.” Please add disclosure specifying this threshold score or minimum R-Factor score that the Fund will use, which should be consistent with ESG industry standards. Please also add disclosure providing additional detail on the Adviser’s ESG scoring process (i.e., whether a range of scores is used).

Response: The Fund does not intend to make any changes in response to this comment. The Fund observes that, like quantitative investment models often employed by registered funds, the R-FactorTM scoring system is a proprietary model developed by SSGA. The Adviser does not believe it would be appropriate to publicly disclose detailed technical information concerning the operation of this proprietary approach. The Fund believes that the disclosure under “Principal Investment Strategies” makes sufficiently clear how the Adviser uses the R-FactorTM score in selecting investments and that providing additional disclosure describing the technical details of the R-FactorTM scoring process would not be useful or serve to “promote effective communication between the Fund and prospective investors” (General Instruction C.1(a) to Form N-1A).

16.

The penultimate sentence of the seventh paragraph under the heading “Principal Investment Strategies” states, “Under normal market conditions, the Fund intends to invest more than 25% of its total assets in bank obligations.” Because this disclosure indicates that the Fund will concentrate in bank obligations, please add corresponding disclosure under “Principal Risks” describing the risks of concentrating in the banking industry or groups of companies in the banking industry.

Response: The Fund has not revised its Prospectus in response to this comment. The Fund observes that the Prospectus and SAI include extensive disclosure relating to the risks of investing in financial institutions generally and banks in particular, as well as disclosure concerning risks specific to investments in the types of bank obligations in which the Fund expects to invest (such as certificates of deposit, commercial paper, mortgage-related securities and repurchase agreements).

17.

In the “Principal Risks” section of the Prospectus, we note that the risks are presented in alphabetical order. Please re-order the risks so that the most significant risks to the Fund are presented most prominently.

Response: The Fund notes that the current order of the principal risks in the Prospectus is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Fund believes that the following disclosure in the “Principal Risks” section of the Prospectus adequately places investors on notice as to the rationale behind the order in which the Fund’s principal risks are listed: “The risks are described in alphabetical order and not in the order of importance or potential exposure.”

18.	Please add disclosure regarding the recent events relating to Brexit under the heading “Principal Risks – Non-U.S. Securities Risk.” (See Division of Investment Management’s Guidance Update 2016-02).

Response: In response to this comment, the Fund intends to add disclosure under “Additional Information About Risks – Non-U.S. Securities Risk” as follows:

Non-U.S. Securities Risk: Investments in securities of non-U.S. issuers (including depositary receipts) entail risks not typically associated with investing in securities of U.S. issuers. Similar risks may apply to securities traded on a U.S. securities exchange that are issued by entities with significant exposure to non-U.S. countries. In certain countries, legal remedies available to investors may be more limited than those available with regard to U.S. investments. Income and gains with respect to investments in certain countries may be subject to withholding and other taxes. There may be less information publicly available about a non-U.S. entity than about a U.S. entity, and many non-U.S. entities are not subject to accounting, auditing, and financial reporting standards, regulatory framework and practices comparable to those in the United States. The securities of some non-U.S. entities are less liquid and at times more volatile than securities of comparable U.S. entities, and could become subject to sanctions or embargoes that adversely affect the Fund’s investment. Non-U.S. transaction costs, such as brokerage commissions and custody costs may be higher than in the U.S. In addition, there may be a possibility of nationalization or expropriation of assets, imposition of currency exchange controls, confiscatory taxation, and diplomatic developments that could adversely affect the values of the Fund’s investments in certain non-U.S. countries. Investments in securities of non-U.S. issuers also are subject to foreign political and economic risk not associated with U.S. investments, meaning that political events (civil unrest, national elections, changes in political conditions and foreign relations, imposition of exchange controls and repatriation restrictions), social and economic events (labor strikes, rising inflation) and natural disasters occurring in a country where the Fund invests could cause the Fund’s investments in that country to experience gains or losses. For example, in June 2016, citizens of the United Kingdom voted in a referendum to leave the European Union (“EU”) (known as “Brexit”), creating economic and political uncertainty in its wake. In March 2017, the United Kingdom formally notified the European Council of the United Kingdom’s intention to withdraw from the EU pursuant to Article 50 of the Treaty on European Union. This formal notification began a two-year period of negotiations regarding the terms of the United Kingdom’s exit from the EU. It is unclear how withdrawal negotiations will be conducted and what the potential consequences may be. Any exits from the EU, or the possibility of such exits, may have a significant impact on the United Kingdom, Europe, and global economies, which may result in increased volatility and illiquidity, new legal and regulatory uncertainties and potentially lower economic growth for such economies that could potentially have an adverse effect on the value of the Fund’s investments.

19.

We note that the disclosure under the heading “Principal Investment Strategies” in Item 4 of the Prospectus and the disclosure under the heading “Additional Information About Investment Objectives, Principal Strategies and Risks – Principal Investment Strategies” are substantially similar. Please revise the disclosure in Item 9 of the Prospectus to include additional detail and enhanced disclosure. (See Division of Investment Management’s Guidance Update 2014-08).

Response: The Fund does not intend to make any changes in response to this comment. The Fund has reviewed IM Guidance Update No. 2014-08 and believes that the Fund’s Form N-1A Item 4 and Item 9 disclosure is consistent with the requirements of Form N-1A.

SAI Comments

20.	We note that Fundamental Investment Restrictions 1-6 each state “… consistent with applicable law from time to time.” Please clarify the meaning of “applicable law” in this context.

Response: The Fund respectfully declines to make any changes in response to this comment. The Registration Statement is intended to be read by investors, and we believe that, in this instance, references to “applicable law,” rather than to specific laws, rules, regulations, orders or interpretations, serve to “promote effective communication between the Fund and prospective investors” (General Instruction C.1(a) to Form N-1A).

21.

The paragraph directly beneath Fundamental Investment Restriction 6 states, “For purposes of the above investment limitation number 6, in the case of a tax-exempt bond issued by a non-governmental user, where the tax-exempt bond is backed only by the assets and revenues of the non-governmental user, then such non-governmental user would be deemed to be the sole issuer.” Please revise the phrase “backed only by” to “backed principally by.”

Response: The Fund believes that the referenced restriction is consistent with Investment Company Act Release No. 9785 (“Release 9785”). Release 9785 states that “the statement of policy required by Section 8(b)(1)(E) of the 1940 Act as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” In addition, Release 9785, in discussing diversification, states that “[t]he identification of the issuer for purposes of Section 5(b)(1) depends on the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the security is backed only by the assets and revenues of the sub-division, such subdivision would be deemed to be the sole issuer for purposes of Section 5(b)(1). Similarly, in the case of an industrial development bond, if that bond is backed only by the assets and revenues of the nongovernmental user, then such nongovernmental user would be deemed to be the sole issuer for purposes of Section 5(b)(1).” Therefore, the Fund does not intend to make any changes in response to this comment.

22.	With respect to Fundamental Investment Restriction 6:

a.

Please revise this disclosure to align with the Fund’s policy to concentrate in bank obligations under “Principal Investment Strategies.” The Staff acknowledges changing a fundamental policy would require a vote of the Fund’s shareholders pursuant to the 1940 Act. If changing the fundamental policy is not immediately feasible, please add narrative disclosure describing the fund’s ability to concentrate more than 25% of the Fund’s total assets in the banking industry or group of banking industries.

Response: The Fund does not intend to make any changes in response to this comment. The Fund believes that the current concentration policy and related disclosure are consistent with Guide 19 of the guidelines accompanying the adoption of Form N-1A. See Investment Company Act Release No. 13436 (Aug. 12, 1983). Although the guidelines have been rescinded by the Commission (in connection with unrelated amendments to Form N-1A), the Fund understands that Guide 19 continues to reflect the Staff’s interpretation of Sections 8(b)(1) and 13(a)(3) of the 1940 Act. Guide 19 states that a money market fund may declare an investment policy on industry concentration reserving freedom of action to concentrate its investments in government securities and certain bank instruments. Guide 19 requires a fund to state in its registration statement, among other things, whether it reserves the freedom to concentrate investments in a particular industry or group of industries (a ”concentration policy”). Guide 19 states that a fund relying on this guidance should include “additional disclosure in its Statement of Additional Information concerning the type and nature of the various instruments in which the registrant intends to invest and the criteria used by the registrant in evaluating and selecting such investments.” The language in the paragraph immediately under Fundamental Investment Restriction 6 that states “With respect to investment policy on concentration (#6 above), the Fund may concentrate in bankers’ acceptances, certificates of deposit and similar instruments when…” is intended to be responsive to this requirement. Therefore the Fund does not intend to make the requested change at this time.

b.

Please revise the statement that “the Fund is permitted to invest without limit in “government securities” (as defined in the 1940 Act), tax-exempt securities issued by a U.S. territory or possession, a state or local government, or a political subdivision of any of the foregoing and bankers’ acceptances, certificates of deposit and similar instruments.” While money market funds are permitted to reserve freedom to concentrate in the securities issued by the U.S. government or its instrumentalities, as well as deposit instruments in U.S. banks, the carveout in the quoted language appears to be too broad. See Statements of Investment Policies on Money Market Funds Related to Industry Concentration, Release IC-9011 (Oct. 30, 1975) (“Release 9011”).

Response: As explained in the Fund’s response to comment 22(a) above, the Fund considers Fundamental Investment Restriction 6 to be consistent with Guide 19. Guide 19 states that a money market fund may declare an investment policy on industry concentration reserving freedom of action to concentrate its investments in government securities and “certain bank instruments issued by domestic banks.”

c.	The paragraph directly beneath Fundamental Investment Restriction 6 states “The Fund may concentrate in bankers’ acceptances, certificates of deposit and similar instruments” in certain circumstances. This appears to be inconsistent with Fundamental Investment Restriction 6, which states that the Fund will not concentrate in any industry. Please revise the disclosure in question to state that the Fund will concentrate in the banking industry, or groups of banking industries, with the exclusions permitted for money market funds under Release 9011 and related guidance (e.g., deposit instruments in U.S. banks, and securities issued by the U.S. government or its instrumentalities).

Response: The Fund does not intend to make any changes in response to this comment. As explained in the Fund’s response to comment 22(b) above, the Fund is relying on Guide 19 (which is substantially similar to Release 9011) in order to reserve freedom of action to concentrate in government securities and certain bank instruments.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann